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                                                                  EXHIBIT (A)(9)

Sent: Thu Jul 26 18:28:39 2001
Subject: Extension to Turn-In Program Response Date

Good evening everyone -

This email is to inform you that the deadline to participate in the "Turn-In" Stock Option Program has been extended to August 16, 2001.

For those of you who have already opted to participate, you will have the additional time (an additional 20 days) to withdraw from the program - as the new deadline outlined above is applicable to everyone who is eligible to participate in the Program. As a reminder - not all eMerge employee's are eligible to take part in this Program, so please do not discuss this Program with any other eMerge employee. I'd ask that you direct any and all questions, or concerns to me personally - I'll be happy to facilitate any need you may have in this regard.

Thank you for your time.

Kindest regards,

Gina DeLoach

Gina DeLoach
Corporate Legal Administrator
eMerge Interactive, Inc.
561.581.6368
gdeloach@emergeinteractive.com

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